DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
6/29/07


1. NAME OF REPORTING PERSON
Bulldog Investors, Phillip Goldstein and Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER

0

8. SHARED VOTING POWER

NA

9. SOLE DISPOSITIVE POWER

0
_________________________________________________________

10. SHARED DISPOSITIVE POWER
NA

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

0

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES
[]

13. PERCENT OF CLASS REPRESENTED BY ROW 11

0

14. TYPE OF REPORTING PERSON

IA
___________________________________________________________

This statement constitutes amendment No.2 to the Schedule
13D filed on December 5, 2006. Except as specifically set forth herein, the Schedule 13D remains unmodified.

Item 5 is amended as follows:
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the 10-Q filed on 11/14/06 there were 3,807,500 shares of RMX outstanding as of 11/1/06. The
Percentage set forth in item 5 was derived using such number.

Bulldog Investors, Phillip Goldstein and Andrew Dakos beneficially own an aggregate of 0 shares of RMX or 0% of the outstanding shares.


  c) During the past 60 days the following shares of RMX were traded :

6/29/07	Sold 455,450 RMX @ $14.25 in a privately negotiated
sale to the issuer.


  d)   Beneficiaries of managed accounts are
     entitled to receive any dividends or sales proceeds.

  e)   NA


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 6/29/07

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /s/ Andrew Dakos
Name: 	Andrew Dakos